

Mail Stop 3561

December 28, 2015

Ricardo Alejandro Torres
Co-Chief Executive Officer and Chief Financial Officer
Pampa Energía S.A.
Ortiz de Ocampo 3302, Building #4
C1425DSR, City of Buenos Aires
Argentina

> **Re: Pampa Energía S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed May 12, 2015**
> **File No. 1-34429**

Dear Mr. Torres:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page F-3

1. It appears your auditor inadvertently referenced December 31, 2013 when opining on the effectiveness of your internal control over financial reporting. Please amend your filing and have your auditor revise its opinion to state, if true, that you maintained effective internal control over financial reporting as of December 31, 2014.

Note 2: Regulatory Framework, page F-18

2. We note your disclosure on the top of page F-30 that you "reestimated the recoverable value" of your receivables as "a result of the execution of the 2014 Agreement, the Supplementary Agreement and the approval of major maintenance works to be performed." As a result of this valuation, we note that you recognized income of $336.4 million classified within Financial Results, $48.8 million classified within Other Operating Income and Expenses and $171.5 million classified within Revenues. Citing relevant accounting guidance, where

applicable, please clearly explain to us how you determined your accounting treatment and classification. In doing so, summarize the key terms and components of the agreements that necessitated such adjustments.

3. We note your disclosure on page F-43 that Edenor "challenged and rejected debit notes issued by CAMMESA for a cumulative total of $866.2 million relating to compensatory and punitory interest considering that the delays in the settlement of the amounts receivable are not attributable to Edenor." We note that Edenor similarly "has not recognized the interest accrued in its favor on the recognition of CMM amounts for a value of $652.2 million because in its opinion the respective offsetting operates with the issuance of the resolution and the successive amplifying notes." Please clearly explain to us in detail what you mean by these statements and the basis in IFRS for your accounting treatment. In doing so, ensure you clearly explain to us why the debit notes issued by CAMMESA should not be recorded as liabilities and clarify if you recorded any related provision at December 31, 2014. Please also provide us with a status update on your negotiations with CAMMESA pertaining to "the payment plan, the amounts, terms and conditions, and interest rate to be applied to outstanding balances."

Note 4.5: Intangible Assets, page F-64

4. We note that you have recorded indefinite-lived intangible assets corresponding to rights you acquired to control, suspend and waive judicial claims. We note that you assigned these arbitration proceeding rights indefinite useful lives since the "the proceedings' conclusion dates cannot be accurately foreseen." Please explain to us how using an indefinite useful life complies with paragraph 88 of IAS 38. In particular, tell us why an inability to accurately predict the conclusion dates of these proceedings equates to there being no foreseeable limit to the period over which these assets are expected to generate net cash inflows. Also see paragraph BC65 of IAS 38 which indicates that difficulties in accurately determining an intangible asset's useful life do not provide a basis for regarding that useful life as indefinite.

Note 8: Investments in Joint Ventures, page F-106

5. We note the significant increase in Citelec's profit from continuing operations before income tax in 2014. Please confirm to us that Citelec is not significant to fiscal 2014 under Rule 3-09 of Regulation S-X and provide us with your significance calculations as set forth in Rule 1-02(w) of Regulation S-X.

Note 34: Earnings (Loss) Per Share, page F-147

6. Please disclose the number of instruments, such as stock options, that could potentially dilute basic earnings per share in the future, but that were not included in the calculation of diluted earnings per share for the periods presented because they were anti-dilutive. Refer to the disclosure requirements outlined in paragraph 70(c) of IAS 33.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Blume, Staff Accountant at (202) 551-3254 or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products